Exhibit 99.1

Zhibao Technology Inc. Announces Unaudited Financial Results

for the Six Months Ended December 31, 2024

SHANGHAI, (Newsfile Corp., April 15, 2025) - Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, today announced its unaudited financial results for the six months ended December 31, 2024.

Recent Developments

Private Placement - First Tranche Financing with an Institutional Investor

On September 23, 2024, the Company entered into a securities purchase agreement, as amended by a letter agreement dated as of February 14, 2025, (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”).

Accordingly, on September 23, 2024, the Company consummated the first closing of the first tranche and issued to the Investor, (i) a convertible promissory note in the aggregate principal amount of up to $750,000 (the “First Tranche Note”), (ii) a warrant to purchase up to 74,451 Class A ordinary shares at an initial exercise price of $4.71 per share, subject to certain adjustments, and (iii) a pre-funded warrant to purchase up to 191,522 Class A ordinary shares at a nominal exercise price of $0.0001 per share, subject to certain adjustments. In return, the Company received $675,000 (net of original issue discount of 10%) on September 24, 2024, excluding expenses and commissions.

On October 1, 2024, the Company and the Investor consummated the second closing of the first tranche. The Company received additional $675,000 (net of original issue discount of 10%) on October 7, 2024, excluding expenses and commissions, and issued to the Investor a warrant to purchase up to 79,599 Class A ordinary shares at an initial exercise price of $4.47 per share, subject to certain adjustments.

On December 11, 2024, pursuant to the terms of the Securities Purchase Agreement and a letter agreement dated as of December 11, 2024, pursuant to which the Company and Investor waived certain pre-conditions to the third closing of the first tranche, the Company and the Investor consummated the third closing of the first tranche, and the Company received additional $900,000 (net of original issue discount of 10%) on December 12, 2024, excluding expenses and commissions, and issued to the Investor a warrant to purchase up to 160,020 Class A ordinary at an initial exercise price of $3.25 per share, subject to certain adjustments.

Private Placement - Second Tranche Financing with the Investor

On February 14, 2025, pursuant to the terms of the Securities Purchase Agreement, the Company and the Investor consummated the first closing of the second tranche, and the Company received $630,000 (net of original issue discount of 10%) on February 20, 2025, excluding expenses and commissions. The Second Tranche of convertible promissory note (the “Second Tranche Note”) in the aggregate principal amount of up to $2,500,000 has an initial principal amount of $700,000 reflecting the funding of the first closing of the second tranche and giving effect to the 10% original issue discount. The Company also issued to the Investor a warrant to purchase up to 202,459 Class A ordinary shares at an initial exercise price of $1.69964 per share, subject to certain adjustments.

The Second Tranche Note is initially convertible into Class A ordinary shares at conversion price of $1.69964 per share, subject to certain adjustments, provided that the conversion price shall not be reduced below $0.282. The Second Tranche Note does not bear any interest and matures on February 14, 2026.

Financial and Operational Summary for the Six Months Ended December 31, 2024

-	Total revenues in the six months ended December 31, 2024 increased by approximately 73.7% to approximately RMB 146.4 million ($20.1 million) from approximately RMB 84.3 million in the same period of 2023.

-	Net loss in the six months ended December 31, 2024 was approximately RMB 1.5 million ($0.2 million), compared to net loss of approximately RMB 8.5 million in the same period of 2023. Income from operations was approximately RMB 3.8 million ($0.5 million) in the six months ended December 31, 2024, compared to operation loss of approximately RMB 8.4 million in the same period of 2023.

-	As of December 31, 2024, the Company had cash and cash equivalents of approximately RMB 28.1 million ($3.9 million), compared to approximately RMB 2.4 million as of June 30, 2024.

-	Our development of B Channels showed strong growth. As of December 31, 2024, we grew the number of B channels we work with from approximately 1,500 in the same period of 2023 to over 2,000. Our B channels are distributed amongst diverse market segments and a key component to growing our 2B2C embedded digital insurance model.

-	Through our business channels, we experienced a large growth in the number of end customer users that we serviced. As of December 31, 2024, we reached and served in excess of 20 million end customer users, who we expect will continue to drive revenue in the coming years.

Management Commentary and Financial/Business Outlook

Mr. Botao Ma, Chief Executive Officer of Zhibao, commented “I am very pleased with the 74% growth in revenues that we realized in the six months ended December 31, 2024, compared to the same period of 2023. We have focused on expanding our reach in the industry through our 2B2C digital insurance solutions and diversified partnerships that have led to positive impact on our growth and diversification of our revenue and cash flow streams.”

“Overall, the financial position of our business remains strong, as we have seen an acceleration in the expansion in our home market, indicating a growing acceptance of our 2B2C business model and a broader acceptance of our digital brokerage platform and digital insurance solutions,” Mr. Ma continued,

“For the rest of fiscal year 2025, we plan on driving the organic growth of our company through continued investments in our sales force and technology platform. With this strategy, we look to work towards achieving continued growth at the levels seen over the six months period ended December 31, 2024. As we continue to make progress in our growth strategy and improve our ability to gain higher returns from our investments, we believe that we can build on the momentum of our growth and business and financial performance in the second half of this current fiscal year.”

“Our management team remains committed to maximizing shareholder value through a combination of strategic acquisitions, growth initiatives, diversifying the company’s revenue base, forming long term partnerships and contracts that drive attractive top and bottom line results, and investing in opportunities that provide strong returns and dependable cash flow streams.”

Financial Results for the Six Months Ended December 31, 2024

Revenues

Total revenues in the six months ended December 31, 2024 were approximately RMB 146.4 million ($20.1 million), compared with approximately RMB84.3 million in the same period of 2023, an increase of approximately RMB 62.1 million, or 73.7%, primarily due to increase of approximately RMB 69.6 million in insurance brokerage service fees, partially offset by a decrease of approximately RMB 7.5 million in managing general underwriting (“MGU”) services. The increase in insurance brokerage service fees was due to securing new customers in the six months ended December 31, 2024, while the decrease in MGU service fees was due to the closure of business by a reinsurance partner in the high-end   medical sector in the year of 2023.

Revenues for the six months ended December 31, 2024 were comprised of insurance brokerage service fees of RMB 145.0 million and MGU service fees of RMB 1.8 million, respectively, partially net off against business taxes and surcharges of approximately RMB 0.4 million. Revenues for the six months ended December 31, 2023 were comprised of insurance brokerage service fees of approximately RMB 71.4 million and MGU service fees of approximately RMB 9.2 million, respectively, partially net off against business taxes and surcharges of approximately RMB 0.3 million.

Cost of Revenues

Cost of revenues for the six months ended December 31, 2024 increased to approximately RMB 103.8 million ($14.2 million) from approximately RMB 54.2 million in the same period of 2023, an increase of approximately RMB 49.6 million which was in line with increase in revenues.

Operating Expenses

-	Selling and marketing expenses for the six months ended December 31, 2024 decreased to approximately RMB 18.6 million ($2.5 million) from approximately RMB 21.0 million in the same period of 2023. The decrease was primarily attributable to decreased expenditures incurred in advertising and promotional campaigns for our digital insurance solutions as we are establishing our reputation among customers and reducing our spending on advertising and promotional campaigns.

-	General and administrative expenses for the six months ended December 31, 2024 increased to approximately RMB 14.3 million ($2.0 million) from approximately RMB 10.2 million in the same period of 2023, an increase of approximately RMB 4.1 million. The increase of general and administrative expenses was primarily due to an increase in professional service expenses after our listing on Nasdaq. The ratio of general and administrative expenses to revenue decreased to 9.8% from 12.1% in the same period of 2023.

-	Research and development expenses for the six months ended December 31, 2024 decreased to approximately RMB 5.9 million ($0.8 million) from approximately RMB 7.3 million in the same period of 2023, a decrease of approximately RMB 1.4 million, which was mainly due to a decrease in headcounts of personnel in our research and development department.

-	Income (Loss) from Operations

As a result of foregoing, income from operations for the six months ended December 31, 2024 was approximately RMB 3.8 million ($0.5 million) from loss from operations of approximately RMB 8.4 million in the same period of 2023.

-	Net Loss

Net loss for the six months ended December 31, 2024 was approximately RMB 1.5 million ($0.2 million), compared to net loss of RMB 8.5 million in the same period of 2023. Non-GAAP adjusted net income for the six months ended December 31, 2024 was approximately RMB 5.0 million ($0.7 million).

-	Non-GAAP Net Income

Non-GAAP adjusted net income excludes the impact of gain from early termination of lease arrangements, accretion of interest expenses on convertible notes, loss from settlement of convertible notes, and changes in fair value of derivative liabilities. For further information, see “Use of Non-GAAP Financial Measure” below.

Balance Sheet

As of December 31, 2024, the Company had cash and cash equivalents of approximately RMB 28.1 million ($3.9 million), compared to approximately RMB 2.4 million as of June 30, 2024.

As of December 31, 2024, the Company had accounts receivable of approximately RMB 135.3 million ($18.5 million) due from insurance companies, compared to approximately RMB 130.4 million as of June 30, 2024. As of December 31, 2024, we had insurance premium payable due to insurance companies of approximately RMB 111.4 million ($15.3 million), compared to approximately RMB 38.4 million  as of June 30, 2024.

About Zhibao Technology Inc.

Zhibao Technology Inc. (NASDAQ: ZBAO) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao has partnered with over 2,000 business channels, through which it has already served the various insurance needs of more than 20 million end customers. For more information, please visit: www.zhibao-tech.com.

Use of Non-GAAP Financial Measure

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital insurance brokerage services. The adjustments currently include gain from early termination of leases, loss from settlement of convertible notes, and changes in fair value of derivative liabilities.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of non-GAAP (loss) income from operations:
Net Loss	(8,546,000)	(1,515,720)	(207,653)
Depreciation and amortization expenses	587,085	711,355	97,455
Income tax (benefits) expenses	(137,354)	1,091,247	149,500
Interest expenses	431,796	1,423,313	194,993
EBITDA	(7,664,473)	1,710,195	234,295

Adjustments:
Gain from early termination of operating lease arrangements	—	(53,714)	(7,359)
Loss from settlement of convertible notes	—	4,061,543	556,429
Changes in fair value of derivative liabilities	—	(722,631)	(99,000)
Adjusted EBITDA	(7,664,473)	4,995,393	684,365

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Zhibao’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. A number of additional factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Zhibao’s goal and strategies; Zhibao’s expansion plans; Zhibao’s future business development, financial condition and results of operations; Zhibao’s expectations regarding demand for, and market acceptance of, its solutions and services; Zhibao’s expectations regarding keeping and strengthening its relationships with insurance companies, financial institutions, and insured parties; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this press release and in the attachments is as of the date of this press release, and Zhibao does not undertake any obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as required under applicable law. Although Zhibao believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and Zhibao cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.

Investor Relations Office

Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC

Scott Powell, President

Avenues Tower

1177 Avenue of the Americas, 5th floor

New York, NY 10036

Office: (646) 893-5835

Email: info@skylineccg.com